UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CPS TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12619F104

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL MANAGEMENT, LLC.

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399 5402

[With a copy to]

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 AVENUE OF THE AMERICAS

NEW YORK, NY 10019

(212) 451 2250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 659,566 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 659,566 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 659,566 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.995% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 659,566 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 659,566 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 659,566 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.995% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 659,566 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 659,566 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 659,566 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.995% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 659,566 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 659,566 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 659,566 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.995% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IN

This amendment No. 3 to Schedule 13D (this “Amendment No. 3 ”) amends and supplements a typo included in Exhibit 11 of the Schedule 13D Amendment No. 2 (“Amendment No. 2”) filed on July 12, 2017 (the Initial 13D, Amendment No. 2 and, as amended and supplemented through the date of this Amendment No. 3, collectively the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer, a Delaware corporation. Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 10, 2017 and July 11, 2017, HCPF sold 885 and 1,349 shares of common stock respectively (together, the “Sale”) and as a result the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated for the following information:

The responses to item 3, 4, and 6 of this Schedule 13D are incorporated herein by reference.

The percentages used herein are calculated based upon 13,203,436 shares of Common Stock issued and outstanding as of May 9, 2017, pursuant to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2017.

As of the close of business on July 11, 2017:

1. HCP

(a) Amount beneficially owned: 659,566*

(b) Percent of class: 4.995%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 659,566*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 659,566*

2. HCM

(a) Amount beneficially owned: 659,566*

(b) Percent of class: 4.995%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 659,566*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 659,566*

3. Mr. Manko

(a) Amount beneficially owned: 659,566*

(b) Percent of class: 4.995%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 659,566*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 659,566*

*	HCPF owns directly 659,566 shares of Common Stock, including 1,000 shares that are held in record name. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. HCM also acts as an investment adviser to certain managed accounts. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP. By reason of the provisions of Rule 13d-3 of the Act, each of HCM and Mr. Manko may be deemed to beneficially own 659,566 shares of Common Stock, and HCP may be deemed to beneficially own 659,566 shares of Common Stock held by HCPF. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Schedule 13D except to the extent of his or its pecuniary interest therein.

(c) Schedule A, dated as of July 11, 2017 attached to this Schedule 13D and incorporated herein by reference lists all transaction in the Shares effected by the Reporting Persons during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) As of July 11, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to include the following exhibits:

Exhibit 1	Schedule A*

Exhibit 2	Joint Filing Agreement, dated March 31, 2017*

Exhibit 3	Letter, dated December 16, 2016*

Exhibit 4	Press Release, December 22, 2016*

Exhibit 5	Notice, dated March 3, 2017*

Exhibit 6	Preliminary Proxy Statement, incorporated by reference to Form PREC14A filed by the Issuer on March 27, 2017

Exhibit 7	Withdrawal Notice, dated March 31, 2017*

Exhibit 8	Letter, dated March 31, 2017*

Exhibit 9	Presentation, dated April 19, 2017 incorporated by reference to Form PX14A6G filed by Horton on April 19, 2017*

Exhibit 10	Press Release, dated April 19, 2017 incorporated by reference to Form PX14A6G filed by Horton on April 19, 2017*

Exhibit 11	Schedule A, dated as of July 11, 2017

*	Previously filed by Horton.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 12, 2017	HORTON CAPITAL PARTNERS FUND, LP

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.